Woodward Governor Company
1000 East Drake Road
P.O. Box 1519
Fort Collins, CO 80522-1519 USA
Tel: 970-482-5811
Fax: 970-498-3058

January 30, 2008
Ms. Cecilia Blye, Chief
Office of Global Security Risk
100 F Street, NE
Mail Stop 5546
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Woodward Governor Company
Form 10-K for Fiscal Year Ended September 30, 2007
File No. 0-8408
Dear Ms. Blye:
As a result of the internal review and other fact-gathering performed by Woodward Governor Company (“Woodward”), a Delaware corporation with its principal place of business at 1000 East Drake Road, Fort Collins, Colorado 80525, and with the assistance of external counsel familiar with this area of law, set forth below are Woodward’s responses to the comments of the Office of Global Security Risk (“OGSR”) of the Securities and Exchange Commission (the “Commission”) as stated in the OGSR comment letter dated December 17, 2007. This filing is timely given an extension granted by the OGSR until January 31, 2008, for Woodward to file its responses.
For ease of reference, I have repeated, in italics, each of OGSR’s comments followed by each of Woodward’s responses.
Comment:
1. We note that publicly available information pertaining to the 4th International Exhibition of Energy, held in the Kish Trade Free Zone in Iran between November 13-16, 2007, includes WOODWARD (U.S.A.) in a listing of exhibitors at ENEX 2006.
Your 10-K does not include any disclosure regarding contacts with Iran, a country that has been identified by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please advise us whether you have had, currently have or anticipate having contacts with

Ms. Cecilia Blye
January 30, 2008

Iran, whether directly or indirectly. Describe to us, in reasonable detail, the nature and extent of any such contacts.
Response:
Woodward supplementally informs the OGSR that Woodward is aware of a website for the 4th International Exhibition of Energy, held in the Kish Trade Free Zone in Iran from November 13-16, 2007, that lists “WOODWARD (U.S.A.)” as one of the exhibitors at the same International Exhibition of Energy. Based on present information and belief, no authorized agent, representative, distributor, or affiliate of Woodward has ever been an exhibitor of Woodward products or services at the International Exhibition of Energy or any other trade show or exhibition held in Iran.
Woodward is mindful of its responsibilities under the U.S. Iranian Transactions Regulations, 31 C.F.R. Part 560, the U.S. Export Administration Regulations, 15 C.F.R. Parts 730-774, the International Traffic in Arms Regulations, 22 C.F.R. Parts 120-130, and other applicable law, and Woodward strives to comply with them.
Woodward does not have any subsidiary, office, employee, agent, representative, distributor, or consultant in Iran. Furthermore, Iran is not included in the sales territory of any authorized agent, representative, distributor, or affiliate of Woodward. Since 2002, Woodward is aware, based on present information and belief, of three discrete, minor transactions involving Iran. On October 31, 2006, Woodward acquired Schaltanlagen-Elektronic-Gerate GmbH & Co. KG (“SEG”), a German company now known as Woodward SEG GmbH & Co. KG (“Woodward SEG”). Prior to the acquisition of SEG by Woodward on October 31, 2006, SEG had accepted an order to supply a product to an Iranian customer. Shortly after the acquisition in late 2006, Woodward SEG filled this order that was placed with SEG prior to the acquisition. This sale, involving a voltage inverter of non-U.S. origin, was invoiced at €763. In 2007, a non-U.S. citizen employee of Woodward Governor Nederland BV, a Woodward subsidiary existing under the laws of The Netherlands, made two separate but related service calls to Iran with respect to Woodward components of non-U.S. origin that had been incorporated into the fuel-delivery system of diesel engines used in mass transit buses. The service was performed under warranty coverage, and no revenue was generated as a result of this service work performed in Iran. Based on present information, and after consultation with external counsel familiar with this area of law, Woodward believes these minor transactions involving Iran were fully consistent with all applicable U.S. law and Woodward has not had any other contacts with Iran for at least five years.
Comment:
2. Please discuss the materiality of any contacts described in response to the foregoing comment, and whether your Iran-related business, if any, constitutes a

Ms. Cecilia Blye
January 30, 2008

material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amount of any associated revenues, assets and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.
In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to certain terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. A number of other U.S. states have adopted or are considering legislation regarding the investment of certain state assets in, and/or requiring the divestment of certain state assets from companies that do business with Iran. Your materiality analysis should address the potential impact of the investor sentiment evidence by such actions directed toward companies that have operations associated with Iran.
Response:
Based on an assessment of both quantitative and qualitative factors, Woodward believes that its extremely limited contacts with Iran as discussed in the response to comment No. 1 above are not material to Woodward and do not constitute a material investment risk to our security holders. In assessing the materiality of such contacts, Woodward considered materiality based on quantitative factors as well as qualitative factors that a reasonable investor would deem important in making an investment decision in Woodward securities, including the potential impact on Woodward’s reputation and share value.
Woodward refers the OGSR to the response to comment No. 1 for a description of its contacts with Iran since 2002. In aggregate, Woodward’s total revenues from Iran were €763, which is clearly immaterial in relation to Woodward’s total revenue of $4.7 billion from Fiscal Years 2002 to 2007. As noted above, Woodward has had only three commercial contacts with Iran since 2002, one of which was under contract with a German company before Woodward purchased the German company and was sourced with non-U.S. origin goods, and the other two of which related to warranty service for parts sold to an engine manufacturer, which engines were installed in a bus or buses that found their way to Iran. Therefore, Woodward respectfully advises the OGSR that its

Ms. Cecilia Blye
January 30, 2008

contacts in Iran, individually or in the aggregate, are quantitatively immaterial to Woodward security holders, its business, and its financial condition and results of operations. The quantitative scope of these contacts is so immaterial that Woodward does not believe that any reasonable investor could infer any qualitative materiality to these contacts.
Woodward is aware of the legislation and guidelines referred to by the OGSR that have been adopted by certain states and organizations permitting or requiring divestment from, or reporting of interests in, companies that do business with certain U.S.-designated state sponsors of terrorism. Woodward does not believe that such legislation has had or will have a material impact on Woodward’s reputation or share value, based on the immaterial nature of Woodward’s contacts as described.
Based on the foregoing, Woodward does not believe its extremely limited contacts relating to Iran constitute a material investment risk to its security holders. Similarly, Woodward does not believe these activities have had or will have a material impact on its reputation or share value. Woodward does not believe that a reasonable investor would deem additional information about its activities relating to Iran important in making an investment decision, and, therefore, has not included such information in its filings with the Commission.
Pursuant to your request, Woodward acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934, as amended;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filings; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at 970-498-3121 with any questions or comments regarding the foregoing.
Woodward Governor Company
/s/ A. Christopher Fawzy
A. Christopher Fawzy
Vice President, General Counsel and Corporate Secretary

cc:	William Friar
Thomas A. Gendron